

June 4, 2013

Via E-mail
Colin T. Severn
Chief Financial Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

> **Re:** **William Lyon Homes, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 31, 2013**
> **File No. 333-187867**

Dear Mr. Severn:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. Please revise your supplemental letter submitted on May 31, 2013 to include a representation from the company that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Existing Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the Public Notes.

Exhibit 5.1

2. We note your response to comment six of our letter dated May 1, 2013. We continue to believe that the limitations expressed in clause (iv) of the second full paragraph on page two and the assumptions in clause (c) of the first full paragraph on page three are not necessary for counsel to render its opinion that the Exchange Notes and Guarantees are binding obligations of the registrants. Note that we do not object to the limitations that counsel has included in clauses (i) through (iii) of the second full paragraph on page two. It appears that other limitations would either be within the scope of clauses (i) through (iii) and would not need to be separately identified, or if outside the scope of clauses (i) through (iii), they would not generally be acceptable. The assumptions in clause (c) of the first full paragraph on page three describe matters underlying the opinion that we believe should be readily ascertainable by counsel. Please either remove such assumptions or limitations or advise us as to the purpose of such assumptions or limitations, and note that we may have additional comments.

Colin T. Severn
William Lyon Homes, Inc.
June 4, 2013
Page 2

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself at 202-551-3765 with any questions.

                                        Sincerely,

                                        /s/ Pamela A. Long

                                        Pamela A. Long
                                        Assistant Director

cc: Michael Treska, Esq. (*via E-mail*)
       Latham & Watkins LLP